Exhibit 99.1

VIA SEDAR

TO :    Canadian Securities Administrators

Annual and Special Meeting of Shareholders

of Wordcolor Press Inc. held on May 13, 2010

REPORT OF VOTING RESULTS

(National Instrument 51-102 — Continuous Disclosure Obligations - Section 11.3)

In accordance with Section 11.3 of National Instrument 51-102 — Continuous Disclosure Obligations, we hereby advise of the results of the voting on the matters submitted to the Annual and Special Meeting (the “Meeting”) of the Shareholders of World Color Press Inc. (the “Company”) held on May 13, 2010.  Each of the matters set out below is described in greater detail in the Notice of Annual and Special Meeting of Shareholders and in the Management Proxy Circular dated March 31, 2010 and mailed to the holders of Common Share and Class A Preferred Shares of the Company.

The matters voted upon at the Meeting and the results of the voting were as follows:

ITEM 1  —  ELECTION OF DIRECTORS

Each of the eight (8) director nominees proposed by management was elected by a majority of shareholders to hold office for the ensuing year or until their successors are elected or appointed.

ELECTION OF DIRECTORS	FOR		WITHHELD
Mark Alan Angelson	59,336,721	97.30%	1,646,479	2.70%
Michael Brennan Allen	60,974,892	99.99%	8,308	0.01%
Raymond John Bromark	60,975,411	99.99%	7,789	0.01%
Gabriel de Alba	60,974,024	99.98%	9,176	0.02%
James Joseph Gaffney	60,892,691	99.85%	90,509	0.15%
Jack Kliger	60,974,766	99.99%	8,434	0.01%
David Lyman McAusland	60,877,394	99.83%	105,806	0.17%
Thomas O’Neal Ryder	60,974,892	99.99%	8,308	0.01%

ITEM 2  —  APPOINTMENT OF KPMG AS AUDITORS

By a vote by way of show of hands, a majority of the shareholders voted for the appointment of KPMG LLP as auditors of the Company for the ensuing year and the directors were authorized to determine the remuneration of the auditors.

APPOINTMENT OF KPMG AS AUDITORS	FOR		WITHHELD
	60,906,687	99.87%	76,513	0.13%

ITEM 3  —  INCLUSION OF THE FRENCH LANGUAGE NAME OF THE COMPANY IN ITS ARTICLES

By a vote by way of show of hands, the shareholders voted for the resolution authorizing to amend the Restated Articles of Incorporation of the Company dated July 21, 2009 to include therein the French language name of the Company, being “Imprimerie World Color Inc.”, and to file Articles of Amendment to that effect with the Director, Corporations Canada.

INCLUSION OF FRENCH LANGUAGE NAME OF COMPANY	FOR		AGAINST
	60,674,684	99.49%	308,516	0.51%

ITEM 4  —  ADOPTION OF THE AMENDED AND RESTATED DEFERRED SHARE UNIT PLAN

By a vote by way of show of hands, a majority of the shareholders approved, confirmed and ratified the adoption of the Amended and Restated Deferred Share Unit Plan (“DSU Plan”) and the grants made thereunder.

AMENDED & RESTATED DSU PLAN	FOR		AGAINST
	58,378,004	95.73%	2,605,196	4.27%

ITEM 5  —  AMENDED AND RESTATED RESTRICTED SHARE UNIT PLAN

On a vote by ballot, a majority of the shareholders voted against the motion to ratify the adoption of the Amended and Restated Restricted Share Unit Plan (“RSU Plan”).

AMENDED & RESTATED RSU PLAN	FOR		AGAINST
	22,865,597	37.49%	38,117,603	62.51%

Dated and signed at Montreal, Quebec, on June 4, 2010.

Marie-É. Chlumecky
Corporate Secretary